July 1, 2010

Global Resource Corporation
Attn: Mr. Ken Kinsella
CEO and Member of the Board of Directors
1000 Atrium Way
Atrium One Building, Suite 100
Mount Laurel, NJ 08054

Re: Resignation of Kim O'Brien

Dear Mr. Kinsella,

In compliance with the Bylaws of GBRC, I am advising you and the other members of the Board of Directors that I have elected to resign from my position on the Board of Directors. GBRC and I have agreed to enter into a mutual release.

My resignation is effective on July 1, 2010. I wish the company success in getting the technology into the market place.

Very truly,

KJO'B

Kim O'Brien